

shoe pavilion

NEWS RELEASE

CONTACT: Neil T. Watanabe, EVP & CFO
(818) 907 9975

# *SHOE PAVILION ANNOUNCES A 17.0% INCREASE IN SALES FOR FIRST QUARTER 2006 OVER THE PRIOR YEAR'S FIRST QUARTER*

**Sherman Oaks, California, April 6, 2006 –** Shoe Pavilion, Inc. (Nasdaq NM: SHOE) today announced net sales increased 17.0% to $27.3 million for the thirteen-week first quarter period ended April 1, 2006, compared to net sales of $23.3 million for the thirteen week first quarter period ended April 2, 2005. Comparable store net sales for the thirteen-weeks ended April 1, 2006 decreased 1.1%.

During the quarter ended April 1, 2006 the Company opened 5 new stores and closed 2 stores when the leases expired. The two closed stores have been relocated in close proximity to enhanced prominent retail sites which are each approximately 19,000 square feet, representing the Company's larger store format prototype.

Dmitry Beinus, Chairman and CEO of the Company stated "Our sales for the first quarter were in line with the guidance we provided earlier in the quarter. While our comp sales for the quarter were slightly negative, it is on top of the 10.7% comp increase we achieved in the 1st quarter of 2005 which was our highest comp. quarter for last year. We successfully opened 3 new stores in Texas during the first quarter and are pleased with the sales performance in our newest market which we have entered. We plan to have two additional stores opened in Texas by the end of this year as part of our cluster store strategy."

Shoe Pavilion is an independent off-price footwear retailer on the West Coast. It offers a broad selection of women's, men's and children's designer label and name brand footwear such as Converse, Reebok, Skechers and Nine West, typically at 20% to 60% below department store regular prices for the same shoes. The Company has 93 stores in California, Washington, Oregon Nevada, Arizona and Texas.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This press release contains certain forward-looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. These factors include, without limitation, competitive pressures in the footwear industry, changes in the level of consumer spending on or preferences in footwear merchandise, economic and other factors affecting retail market conditions, the Company's ability to purchase attractive name brand merchandise at reasonable discounts, the availability of desirable store locations as well as management's ability to negotiate acceptable lease terms and maintain supplier and business relationships and open new stores in a timely and cost effective manner. Other risk factors are detailed in the Company's filings with the Securities and Exchange

Commission. The Company intends that these forward-looking statements to speak only at the time of this release and does not undertake to revise or confirm them as more information becomes available.